UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

THE JAPAN FINANCE CORPORATION

(Name of Registrant)

Date of end of last fiscal year: †

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Toru Odaka

Representative Office in New York

Japan Bank for International Cooperation,

the international arm of The Japan Finance Corporation

712 Fifth Avenue, 26th Floor

New York, New York 10019

Copies to:

Garth W. Bray, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York

United States 10004-2498

*	The registrant is filing this annual report on a voluntary basis.
†	The registrant was established on October 1, 2008. Its first fiscal period is the six-month period ending March 31, 2009.

In connection with the offer, issuance and sale by The Japan Finance Corporation (“JFC”) of $2,500,000,000 aggregate principal amount of its 2% Guaranteed Bonds Due June 24, 2011, (the “Bonds”), the undersigned registrant hereby files its Annual Report on Form 18-K (the “Annual Report”) as follows:

1.	The following exhibits are hereby added to the Annual Report:

Exhibit Number		Description

5.	A.	Opinion, including consent and address, of Nagashima Ohno & Tsunematsu, Japanese counsel to JFC and Japan, in respect of the validity of the Bonds

	B.	The names and addresses of the Underwriters of the Bonds

	C.	Underwriting Agreement relating to the Bonds and guarantee thereof

	D.	Fiscal Agency Agreement relating to the Bonds and guarantee thereof (with forms of Bond and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account JFC in connection with the sale of the Bonds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 17th day of June 2009.

THE JAPAN FINANCE CORPORATION

By	/s/ Toru Odaka
Toru Odaka Chief Representative Representative Office in New York